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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SUMTOTAL SYSTEMS, INC.
(Name of Issuer)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
866615107
(CUSIP Number)
Robert F. Smith
c/o Vista Equity Partners
150 California Street, 19th Floor
San Francisco, California 94111
(415) 765-6500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 22, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,520,664

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

3,520,664

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,520,664

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 11.0%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

2 of 16

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III (Parallel), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		412,390

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

412,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

412,390

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 1.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

3 of 16

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEPF III FAF, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		83,700

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

83,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

83,700

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 0.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

4 of 16

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Vista Equity Partners Fund III GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

5 of 16

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS VEFIIGP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, HC
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

6 of 16

CUSIP No.	866615107

1	NAMES OF REPORTING PERSONS Robert F. Smith

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,016,754

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

4,016,754

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,016,754

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximately 12.6%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN, HC
(1) The percentages reported in this Schedule 13D are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).

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     This amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D filed jointly by (i) Vista Equity Partners Fund III, L.P. (“Vista Fund III”), (ii) Vista Equity Partners Fund III (Parallel), L.P. (“Vista Fund III Parallel”), (iii) VEPF III FAF, L.P. (“Vista FAF”, and, together with Vista Fund III and Vista Fund III Parallel, the “Vista Funds”), (iv) Vista Equity Partners Fund III GP, LLC (“Vista III GP”), (v) VEFIIGP, LLC (“Vista II GP”) and (v) Robert F. Smith (the foregoing, collectively, the “Reporting Persons”) on October 14, 2008 (the “Statement”), relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of SumTotal Systems, Inc., a Delaware corporation (the “Issuer”), and amends such Statement. Unless otherwise stated herein, the Statement remains in full force and effect.

ITEM 3.	Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety as follows:
     The aggregate purchase price of the shares of Common Stock covered by this Statement is $16,874,436.15. The shares of Common Stock covered by this Statement were purchased through open market transactions. The Vista Funds used available cash to purchase the Common Stock covered by this Statement.

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ITEM 5.	Interest in Securities of the Issuer.
     Item 5 (a) and (b) are hereby amended and restated in their entirety as follows:
     (a) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 4,016,754 shares of Common Stock. The beneficially owned shares of Common Stock represent, in the aggregate, beneficial ownership of approximately 12.6% of the outstanding Common Stock of the Issuer. The percentages reported in this Statement are based upon 31,861,681 shares of Common Stock, par value $0.001, of Issuer outstanding as of July 31, 2008 (as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2008).
     (b)

				Shares	Shares	Shares
	No. of	% of	Shares	Subject to	Subject to	Subject to
	Shares	Shares	Subject to	Shared	Sole	Shared
	Beneficially	Beneficially	Sole Voting	Voting	Dispositive	Dispositive
	Owned	Owned	Power	Power	Power	Power
Vista Fund III (1)	3,520,644	11.0%	0	3,520,664	0	3,520,664
Vista Fund III Parallel (2)	412,390	1.3%	0	412,390	0	412,390
Vista FAF (3)	83,700	0.3%	0	83,700	0	83,700
Vista III GP (4)	4,016,754	12.6%	0	4,016,754	0	4,016,754
Vista II GP (5)	4,016,754	12.6%	0	4,016,754	0	4,016,754
Robert F. Smith (6)	4,016,754	12.6%	0	4,016,754	0	4,016,754

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(1)	Listed shares held by Vista Fund III. Vista Fund III has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(2)	Listed shares held by Vista Fund III Parallel. Vista Fund III Parallel has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista Fund III Parallel, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(3)	Listed shares held by Vista FAF. Vista FAF has shared voting and dispositive power with respect to such shares with (i) Vista III GP, as general partner of Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(4)	Vista III GP is the general partner of the Vista Funds. Listed shares reflect shares held by the Vista Funds. Vista III GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(5)	Vista II GP is the senior managing member of Vista III GP. Listed shares reflect shares held by the Vista Funds. Vista II GP has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista III GP, as the general partner of the Vista Funds, and (iii) Robert F. Smith, as the sole member of Vista II GP.

(6)	Robert F. Smith is the sole member of Vista II GP. Listed shares reflect shares held by the Vista Funds. Robert F. Smith has shared voting and dispositive power with respect to such shares with (i) each of Vista Fund III, Vista Fund III Parallel and Vista FAF, (ii) Vista II GP, as the senior managing member of Vista III GP, and (iii) Vista III GP, as the general partner of the Vista Funds.
     (c) Item 5(c) is hereby amended and supplemented as follows to reflect the following open market purchases of Common Stock by the Vista Funds since the filing of the Statement, which are included in the aggregate number of shares of Common Stock beneficially owned by the Reporting Persons, as reflected in this Amendment:
Vista Fund III

Trade Date	Shares	Price Per Share
10/15/08	64,260	$4.2500

10/15/08	41,458	$4.2000

10/15/08	263	$4.1800

10/15/08	263	$4.1700

10/15/08	5,347	$4.1500

10/15/08	4,032	$4.1400

10/15/08	263	$4.1300

10/15/08	45,740	$4.1200

10/15/08	526	$4.1150

10/16/08	85,915	$4.2000

10/16/08	2,084	$4.1900

10/16/08	1,315	$4.1700

10/16/08	9,643	$4.0500

10 of 16

Trade Date	Shares	Price Per Share
10/17/08	11,176	$4.2500

10/22/08	57,137	$4.5000

10/22/08	3,511	$4.4900

10/22/08	351	$4.4800

10/22/08	88	$4.4700

10/22/08	4,382	$4.4500

10/22/08	268	$4.4400
Vista Fund III Parallel

Trade Date	Shares	Price Per Share
10/15/08	7,527	$4.2500

10/15/08	4,856	$4.2000

10/15/08	31	$4.1800

10/15/08	31	$4.1700

10/15/08	626	$4.1500

10/15/08	472	$4.1400

10/15/08	31	$4.1300

10/15/08	5,357	$4.1200

10/15/08	62	$4.1150

10/16/08	10,064	$4.2000

10/16/08	244	$4.1900

10/16/08	154	$4.1700

10/16/08	1,129	$4.0500

10/17/08	1,308	$4.2500

10/22/08	6,693	$4.5000

10/22/08	412	$4.4900

10/22/08	41	$4.4800

10/22/08	10	$4.4700

10/22/08	513	$4.4500

10/22/08	31	$4.4400

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Vista FAF

Trade Date	Shares	Price Per Share
10/15/08	1,528	$4.2500

10/15/08	986	$4.2000

10/15/08	6	$4.1800

10/15/08	6	$4.1700

10/15/08	127	$4.1500

10/15/08	96	$4.1400

10/15/08	6	$4.1300

10/15/08	1,088	$4.1200

10/15/08	12	$4.1150

10/16/08	2,043	$4.2000

10/16/08	50	$4.1900

10/16/08	31	$4.1700

10/16/08	228	$4.0500

10/17/08	265	$4.2500

10/22/08	1,359	$4.5000

10/22/08	83	$4.4900

10/22/08	8	$4.4800

10/22/08	2	$4.4700

10/22/08	105	$4.4500

10/22/08	6	$4.4400

12 of 16

Item 7.	Material to be Filed as Exhibits.
     Item 7 is hereby amended and restated in its entirety as follows:

Exhibit Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

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SIGNATURES
     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: October 23, 2008

ROBERT F. SMITH
By:	/s/ John Warnken-Brill
John Warnken-Brill, Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III, L.P.

By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III (PARALLEL), L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VEPF III FAF, L.P.
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

VISTA EQUITY PARTNERS FUND III GP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

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VEFIIGP, LLC
By:	/s/ John Warnken-Brill
	Name:	John Warnken-Brill
	Title:	Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact
constitutes Federal criminal violations (See 18 U.S.C. 1001)

15 of 16

EXHIBIT INDEX

Exhibit Number	Description

99.1
Joint Filing Agreement, dated October 14, 2008 by and among the Reporting Persons (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

99.2	Power of Attorney (filed as an Exhibit to the Reporting Persons’ joint Statement on Schedule 13D dated October 14, 2008, and incorporated by reference herein).

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